EXHIBIT (a)(1)(vii)

CNA SURETY CORPORATION
333 S. Wabash Ave., 41st Floor
Chicago, Illinois 60604
(312) 822-5000

Dear CNA Surety Stockholder:

We are pleased to inform you that on April 20, 2011, CNA Surety entered into a definitive merger agreement with our controlling stockholder, CNA Financial. Pursuant to the merger agreement, Surety Acquisition Corporation, an indirect wholly-owned subsidiary of CNA Financial, today commenced a tender offer to purchase all of the outstanding shares of CNA Surety common stock not currently owned by CNA Financial or its subsidiaries for $26.55 per share in cash, without interest and subject to withholding taxes. Unless subsequently extended, the offer is currently scheduled to expire at midnight, New York City time on June 8, 2011.

The offer is subject to the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 and related Letter of Transmittal, both of which were filed as exhibits to the Tender Offer Statement filed by CNA Financial and Surety Acquisition Corporation with the Securities and Exchange Commission. The offer is subject to, among other things, a non-waivable “majority-of-the-minority” condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares not owned by CNA Financial and its subsidiaries and certain related persons.

Following the consummation of the tender offer, if successful, and subject to the terms and conditions set forth in the merger agreement, Surety Acquisition Corporation will merge with and into CNA Surety, which will become an indirect wholly-owned subsidiary of CNA Financial. In the merger, shares of CNA Surety that remain outstanding following the consummation of the tender offer will be converted into the right to receive $26.55 per share in cash.

Your Board of Directors approved the merger agreement, following the unanimous recommendation and approval of our Special Committee consisting of CNA Surety’s three independent directors. We unanimously recommend that you accept the offer and tender your shares pursuant to the offer.

We are very pleased to have completed a thorough process that has resulted in a transaction with CNA Financial that we believe provides compelling value to the public stockholders of CNA Surety. In arriving at our recommendation, the Special Committee gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, which has also been filed with the Securities and Exchange Commission. Also enclosed are CNA Financial’s Offer to Purchase, a Letter of Transmittal by which you may tender your shares, and other related documents. We urge you to read these materials carefully.

On behalf of CNA Surety’s Board of Directors, management and employees, we want to thank you for the support you have given CNA Surety over the years.

Sincerely,

The Special Committee of the CNA Surety Board of Directors

Philip H. Britt
Anthony S. Cleberg
Robert A. Tinstman